UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-223264

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	As of November 1, 2019 *	As of December 31, 2018
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$—	$8,567,493
Net Assets Available for Benefits	$—	$8,567,493

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

*

Effective November 1, 2019, the Plan’s net assets available for benefits of $8,174,789 were merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). The Plan’s participants became participants in the Salaried Plan in accordance with the terms thereof.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Period Ended
November 1, 2019
INCOME, EXPENSES AND TRANSFERS
ADDITIONS:
Interest	$727
Dividends	120,957
Net appreciation in fair value of investments	810,948
Income from Master Trust	529,990
Total additions	1,462,622
DEDUCTIONS:
Benefits paid to participants	1,854,551
Administrative expenses	775
Total deductions	1,855,326
NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(392,704)
TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN*	(8,174,789)
NET DECREASE IN NET ASSETS	(8,567,493)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,567,493
End of year	$—

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*

Effective November 1, 2019, the Plan’s net assets available for benefits of $8,174,789 were merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). The Plan’s participants became participants in the Salaried Plan in accordance with the terms thereof.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

As of November 1, 2019 *
SPECIFIC ASSETS
Employer Securities	$—
Participant Loans	$—
Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*

Effective November 1, 2019, the Plan’s net assets available for benefits of $8,174,789 were merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). The Plan’s participants became participants in the Salaried Plan in accordance with the terms thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN (name of plan)

Date: June 26, 2020	/s/ Regina J. Elbert
Regina J. Elbert Vice President, Dominion Energy Services, Inc. Human Resources Business Services

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